UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number: No. 000-53122

SGOCO TECHNOLOGY, LTD.
Formally known as Hambrecht Asia Acquisition Corp.

SGOCO Technology Park Loushan, Jinjiang City Fujian, China 362200
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Technology, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer
Date: August 16, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page

99.1	Press release, dated August 16, 2010	4